Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Second Quarter Fiscal Year 2005 Results

WEST BERLIN, N.J.-May 13, 2005--Dynasil Corporation of America (OTCBB: DYSL), fabricator of optical blanks from synthetic fused silica, fused quartz, and other optical materials for the semi-conductor, laser, space and optical components industries, and through its subsidiary, Optometrics Corporation, a worldwide supplier of optical components including diffraction gratings, thin film filters, laser optics, monochromators, and specialized optical systems, announced results of operations for the 2nd quarter ended March 31, 2005.

As previously announced, the acquisition of the assets of Optometrics LLC was completed on March 8, 2005. The results for the quarter and 6 months ended March 31, 2005 include 23 days of Optometrics' results of operations from March 9, 2005 through March 31, 2005. For calendar year 2004, Optometrics LLC had revenues of $3.06 Million, EBITDA of $380,000, and net income before taxes of $258,000. The addition of Optometrics is expected to approximately double Dynasil's revenues as well as add significant profitability.

Revenues for the quarter ended March 31, 2005 were $1,097,026, an increase of 85% over revenues of $594,469 for the quarter ended March 31, 2004. The net profit for the quarter ended March 31, 2005 was $12,677, or a positive $.00 per share, compared with a net loss of $46,873, or a negative $.02 per share, for the quarter ended March 31, 2004. Excluding the impact of Optometrics, Dynasil's historic business delivered a sales increase of 48% and a second consecutive profitable quarter. The Company is pleased to have strengthened its management team during the quarter with the addition of Laura Lunardo as CFO and Chief Operating Officer of Optometrics Corporation as well as Fran Ciancarelli becoming Vice President- Sales and Marketing. Revenues for the 6 months ended March 31, 2005 were $1,878,212 an increase of 54% over revenues of $1,216,963 for the 6 months ended March 31, 2004. The net profit for the 6 months ended March 31, 2005 was $18,753, or a positive $0.01 per share, compared with a net loss of $72, 905, or a negative $0.03 per share, for the 6 months ended March 31, 2004.
"The completion of the Optometrics acquisition and the anticipated benefits from combining the two companies is expected to add significantly to Dynasil profitability," said Craig T. Dunham, President and CEO. "Dynasil's historic business has been improved to be profitable for the last two quarters and I am excited about the benefits from the addition of Optometrics" added Mr. Dunham.
About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.
This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
UNAUDITED)
                                     ASSETS

                                           March 31    September 30
                                             2005         2004
                                          ----------    ----------

Current assets
   Cash and cash equivalents               $ 412,839     $ 254,908
   Accounts receivable                       770,692       309,276
   Inventory                                 861,132       369,813
   Other current assets                      123,773        16,656
                                          ----------    ----------
        Total current assets               2,168,436       950,653

Property, Plant and Equipment, net           777,365       419,718

Other Assets
        Deferred financing costs              18,595         3,321
        Intangibles                           78,414             0
                                          ----------    ----------
            Total Other Assets                97,009         3,321
                                          ----------    ----------
        Total Assets                      $3,042,810    $1,373,692
                                          ==========    ==========


                 LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
  Note payable to bank- Line of credit     $250,000     $        0
   Current portion - long-term debt         155,746        120,000
   Accounts payable                         313,029        184,214
   Accrued expenses                         331,261        114,959
                                          ----------    ----------
        Total current liabilities         1,050,036        419,173

Long-term Debt, net                         714,454        488,889

Stockholders' Equity                      1,278,320        465,630
                                          ----------    ----------
Total Liabilities and
  Stockholders' Equity                   $3,042,810     $1,373,692
                                          ==========    ==========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                Three Months Ended       Six Months Ended
                                      March 31                March 31
                                  2005       2004       2005    2004

Sales                          $1,097,026  $594,469  $1,878,212  $1,216,963

Cost of Sales                     816,113   457,361   1,396,799     919,907
                               ----------  --------   ---------   ---------
Gross Profit                      280,913   137,108     481,413     297,056

Selling, general and              256,977   175,923     443,698     354,502
administrative
                               ----------  --------   ---------   ---------

Income (Loss) from Operations      23,936  (38,815)    ( 37,715)   (57,446)

Interest expense - net            (11,259)  (8,058)     (18,962)   (15,459)
                               ----------  --------   ---------   ---------

Income (Loss) before Income        12,677  (46,873)      18,753    (72,905)
Taxes

Income Taxes                          0         0         0         0
                               ----------  --------   ---------   ---------

Net Income (Loss)                 $12,677 $(46,873)     $18,753   $(72,905)
                               ----------  --------   ---------   ---------
Net Income (Loss) per share
   Basic                            $0.00  ($ 0.02)       $0.01    ($0.03)

   Diluted                          $0.00  ($ 0.02)       $0.00    ($0.03)